DC

No Act
P.E. 3-2-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

07047211

March 8, 2007

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3-8-2007

Mary Louise Weber
Assistant General Counsel
Verizon Communications Inc.
One Verizon Way, Rm VC54S440
Basking Ridge, NJ 07920

Re: Verizon Communications Inc.
Incoming letter dated March 2, 2007

Dear Ms. Weber:

This is in response to your letter dated March 2, 2007, concerning the shareholder proposal submitted to Verizon by Chris Rossi, as custodian for Vanessa Rossi. We also have received correspondence on behalf of the proponent dated March 6, 2007. On February 26, 2007, we issued our response expressing our informal view that Verizon could not exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position.

After reviewing the information contained in your letter, we find no basis to reconsider our position that we do not believe that Verizon may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

RECD S.E.C.
MAR 1 5 2007
1086

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

PROCESSED
APR 0 2 2007
THOMSON
FINANCIAL

cc: John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

733712

Mary Louise Weber
Assistant General Counsel

verizon

Verizon Communications Inc.
One Verizon Way, Rm VC54S440
Basking Ridge, New Jersey 07920
Phone 908 559-5636
Fax 908 696-2068
mary.l.weber@verizon.com

March 2, 2007

U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Request for Reconsideration –
Verizon Communications Inc. Shareholder Proposal of Chris Rossi

Ladies and Gentlemen:

We are in receipt of your February 26, 2007 response to our letter dated December 22, 2006, as supplemented by letters dated January 26, 2007 and February 6, 2007 (the "No Action Request") pursuant to which Verizon Communications Inc. ("Verizon") requested that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission concur with Verizon's view that the shareholder proposal and supporting statement (collectively, the "Proposal") submitted by Chris Rossi (the "Proponent"), on November 13, 2006, may be properly omitted from the proxy materials to be distributed by Verizon in connection with its 2007 annual meeting of shareholders (the "2007 proxy materials") pursuant to Rule 14a-8(i)(3). We are submitting this supplemental letter (the "Request for Reconsideration") to respectfully request that the Staff reconsider its disposition of the No-Action Request. Based upon the additional facts provided in this letter, we request that the Staff confirm that Verizon may exclude the Proposal pursuant to Rule 14a-8(i)(3) under the Securities Exchange Act of 1934, as amended, because the Proposal violates the proxy rules; namely Rule 14a-8(b)(1) and Rule 14a-9.

Pursuant to Rule 14a-8(j)(2), enclosed are six copies of this letter. A copy of this letter is also being sent simultaneously to the Proponent and Mr. John Chevedden, the Proponent's representative.

We would very much appreciate a response from the Staff on this Request for Reconsideration as soon as practicable so that Verizon can meet its printing and mailing schedule for the 2007 proxy materials. The 2007 proxy materials are scheduled to be finalized for printing on or about March 8, 2007. Accordingly, your prompt review of this matter would be greatly appreciated.

I refer to my letter dated January 26, 2007, which sets forth in detail the facts surrounding the submission of the Proposal and the transfer of the shares from the account of "Chris Rossi Cust Vanessa Rossi UTMA CA" to the account of Vanessa Rossi. As previously noted, at the time of the submission, Chris Rossi was the record holder of Verizon shares in his capacity as custodian for Vanessa Rossi, a minor. As a custodian under the California Uniform Transfers to Minors Act ("UTMA CA"), Chris Rossi had "all the rights, powers, and authority over custodial property that unmarried adult owners have over their own property." California Probate Code Section 3913(a) (Exhibit A attached). Accordingly, at the time of the submission Chris Rossi had the sole power to vote and the sole power to dispose of the Verizon shares and was the beneficial owner of those shares for purposes of Rule 14a-8. As a minor under the UTMA CA, Vanessa Rossi did not have "any right, power, duty, or authority with respect to the custodial property except as provided in [the UTMA CA]." California Probate Code Section 3911(b) (Exhibit A attached). At the time of the submission Vanessa Rossi did not have the power to vote or dispose of the Verizon shares and, accordingly, was not a beneficial owner of those shares for purposes of Rule 14a-8.

The fact that, prior to December 27, 2006, the Verizon shares were held in the account of "Chris Rossi Cust Vanessa Rossi UTMA CA" does not indicate beneficial ownership in such shares by Vanessa Rossi. The identification of the account as a custodial account is mandated by California Probate Code Section 3912(d) (Exhibit A attached) in order to keep custodial property separate and distinct from all other property.

On December 27, 2006, Vanessa Rossi became the beneficial owner when the Verizon shares were transferred to her individual brokerage account. At that point, Chris Rossi was no longer the beneficial owner of the shares. Neither individual has been the beneficial owner of the shares for the requisite period of time under Rule 14a-8(b)(1), namely for a period beginning one year prior to the date of the submission through and including the date of the annual meeting. Chris Rossi ceased being a beneficial owner four months before the date of the annual meeting (May 3, 2007), and Vanessa Rossi will have been a beneficial owner for only four months by the date of the annual meeting.

Verizon's view that Vanessa Rossi was not a beneficial owner for purposes of Rule 14a-8 as long as the Verizon shares were registered to Chris Rossi as her custodian under the UTMA CA is further supported by the Staff's decision in *Diversified Industries, Inc.* (March 19, 1982). In *Diversified Industries*, the proposal was submitted by a minor under the Arizona Uniform Gift to Minors Act. Like the UTMA CA, the Arizona Uniform Gift to Minors Act confers upon the custodian, and not the minor, the voting and investment power over the custodial property. Noting this, the Staff concurred with the company's view that the proponent "is unable to satisfy the requirement of Rule 14a-8(a) that he must be a 'record or beneficial owner of a security entitled to be voted at the meeting on his proposal.'"

Verizon continues to believe that Chris Rossi was the sole proponent of the Proposal for the reasons cited in my January 26 letter, including the fact that the text of the Proposal itself asserts that "Chris Rossi... sponsors this proposal." However, even if Vanessa Rossi were to be considered the proponent of the Proposal, she would be ineligible under Rule 14a-8(b)(1) because she has not met the beneficial ownership requirements. This is a defect that cannot be cured. In fact, based on the *Diversified Industries* precedent, having only gained beneficial ownership of the Verizon shares on December 27, 2006, Vanessa Rossi would not be eligible to submit a shareholder proposal for Verizon's 2008 annual meeting of shareholders.

Phillip M. Huston, Jr., who has co-signed this letter, is an attorney admitted to practice in the State of California, and to the extent that this letter relates to matters of California law, this letter also constitutes Mr. Huston's opinion of counsel.

Based on the foregoing, Verizon respectfully requests that the Staff reconsider its position and concur with Verizon's view that the Proposal may be properly omitted from Verizon's 2007 proxy materials pursuant to Rule 14a-8(i)(3) because the Proposal violates the proxy rules; namely Rule 14a-8(b)(1) and Rule 14a-9.

In light of Verizon's schedule for finalizing and printing the proxy materials, Verizon requests that the Staff fax a copy of its determination of this matter to the undersigned at (908) 696-2068 and to Mr. Chevedden at (310) 371-7872.

If you have any questions with respect to this matter, please telephone me at (908) 559-5636.

Very truly yours,

Mary Louise Weber

Mary Louise Weber
Assistant General Counsel

Very truly yours,

Phillip M. Huston, Jr.

Phillip M. Huston, Jr.
Vice President and Associate
General Counsel
CA Bar #057371

Enclosures
cc: Chris Rossi
John Chevedden

EXHIBIT A

*** THIS DOCUMENT REFLECTS ALL URGENCY LEGISLATION ENACTED ***
*** THROUGH 2007 CH. 1, APPROVED 2/7/07 ***

PROBATE CODE
Division 4. Guardianship, Conservatorship, and Other Protective Proceedings
Part 9. California Uniform Transfers to Minors Act

§ 3900. Short title
This part may be cited as the "California Uniform Transfers to Minors Act."

§ 3901. Definitions
In this part:
(a) "Adult" means an individual who has attained the age of 18 years.

(b) "Benefit plan" means an employer's plan for the benefit of an employee or partner.

(c) "Broker" means a person lawfully engaged in the business of effecting transactions in securities or commodities for the person's own account or for the account of others.

(d) "Conservator" means a person appointed or qualified by a court to act as general, limited, or temporary guardian of a minor's property or a person legally authorized to perform substantially the same functions.

(e) "Court" means the superior court.

(f) "Custodial property" means (1) any interest in property transferred to a custodian under this part and (2) the income from and proceeds of that interest in property.

(g) "Custodian" means a person so designated under Section 3909 or a successor or substitute custodian designated under Section 3918.

(h) "Financial institution" means a bank, trust company, savings institution, or credit union, chartered and supervised under state or federal law or an industrial loan company licensed and supervised under the laws of this state.

(i) "Legal representative" means an individual's personal representative or conservator.

(j) "Member of the minor's family" means the minor's parent, stepparent, spouse, grandparent, brother, sister, uncle, or aunt, whether of the whole or half blood or by adoption.

(k) "Minor" means:

(1) Except as provided in paragraph (2), an individual who has not attained the age of 18 years.

(2) When used with reference to the beneficiary for whose benefit custodial property is held or is to be held, an individual who has not attained the age at which the custodian is required under Sections 3920 and 3920.5 to transfer the custodial property to the beneficiary.

(l) "Person" means an individual, corporation, organization, or other legal entity.

(m) "Personal representative" means an executor, administrator, successor personal representative, or special administrator of a decedent's estate or a person legally authorized to perform substantially the same functions.

(n) "State" includes any state of the United States, the District of Columbia, the Commonwealth of Puerto Rico, and any territory or possession subject to the legislative authority of the United States.

(o) "Transfer" means a transaction that creates custodial property under Section 3909.

(p) "Transferor" means a person who makes a transfer under this part.

(q) "Trust company" means a financial institution, corporation, or other legal entity, authorized to exercise general trust powers.

§ 3902. Scope and jurisdiction

(a) This part applies to a transfer that refers to this part in the designation under subdivision (a) of Section 3909 by which the transfer is made if at the time of the transfer, the transferor, the minor, or the custodian is a resident of this state or the custodial property is located in this state. The custodianship so created remains subject to this part despite a subsequent change in residence of a transferor, the minor, or the custodian, or the removal of custodial property from this state.

(b) A person designated as custodian under this part is subject to personal jurisdiction in this state with respect to any matter relating to the custodianship.

(c) A transfer that purports to be made and which is valid under the Uniform Transfers to Minors Act, the Uniform Gifts to Minors Act, or a substantially similar act, of another State is governed by the law of the designated state and may be executed and is enforceable in this state if at the time of the transfer, the transferor, the minor, or the custodian is a resident of the designated state or the custodial property is located in the designated state.

§ 3903. Nomination of custodian

(a) A person having the right to designate the recipient of property transferable upon the occurrence of a future event may revocably nominate a custodian to receive the property for a minor beneficiary upon the occurrence of the event by naming the custodian followed in substance by the words:

"as custodian for _____ (Name of Minor) under the California Uniform Transfers to Minors Act." The nomination may name one or more persons as substitute custodians to whom the property must be transferred, in the order named, if the first nominated custodian dies before the transfer or is unable, declines, or is ineligible to serve. The nomination may be made in a will, a trust, a deed, an instrument exercising a power of appointment, or in a writing designating a beneficiary of contractual rights which is registered with or delivered to the payor, issuer, or other obligor of the contractual rights.

(b) A custodian nominated under this section must be a person to whom a transfer of property of that kind may be made under subdivision (a) of Section 3909.

(c) The nomination of a custodian under this section does not create custodial property until the nominating instrument becomes irrevocable or a transfer to the nominated custodian is completed under Section 3909. Unless the nomination of a custodian has been revoked, upon the occurrence of the future event, the custodianship becomes effective, and the custodian shall enforce a transfer of the custodial property pursuant to Section 3909.

§ 3904. Transfer by gift or exercise of power of appointment
A person may make a transfer by irrevocable gift to, or the irrevocable exercise of a power of appointment in favor of, a custodian for the benefit of a minor pursuant to Section 3909.

§ 3905. Transfer authorized by will or trust
(a) A personal representative or trustee may make an irrevocable transfer pursuant to Section 3909 to a custodian for the benefit of a minor as authorized in the governing will or trust.

(b) If the testator or settlor has nominated a custodian under Section 3903 to receive the custodial property, the transfer shall be made to that person.

(c) If the testator or settlor has not nominated a custodian under Section 3903, or all persons so nominated as custodian die before the transfer or are unable, decline, or are ineligible to serve, the personal representative or the trustee, as the case may be, shall designate the custodian from among those eligible to serve as custodian for property of that kind under subdivision (a) of Section 3909.

§ 3906. Other transfer by fiduciary
(a) Subject to subdivision (c), a personal representative or trustee may make an irrevocable transfer to another adult or trust company as custodian for the benefit of a minor pursuant to Section 3909, in the absence of a will or under a will or trust that does not contain an authorization to do so.

(b) Subject to subdivision (c), a conservator may make an irrevocable transfer to another adult or trust company as custodian for the benefit of the minor pursuant to Section 3909.

(c) A transfer under subdivision (a) or (b) may be made only if all of the following requirements are satisfied:

(1) The personal representative, trustee, or conservator considers the transfer to be in the best interest of the minor.

(2) The transfer is not prohibited by or inconsistent with provisions of the applicable will, trust agreement, or other governing instrument. For the purposes of this subdivision, a spendthrift provision (such as that described in Section 15300) shall not prohibit or be inconsistent with the transfer.

(3) The transfer is authorized by the court if it exceeds ten thousand dollars ($10,000) in value; provided, however, that such court authorization shall not be required when the transfer is to a custodian who is either (A) a trust company or (B) an individual designated as a trustee by the terms of a trust instrument which does not require a bond.

§ 3907. Transfer by obligor
(a) Subject to subdivisions (b) and (c), a person not subject to Section 3905 or 3906 who holds property of, or owes a liquidated debt to, a minor not having a conservator may make an irrevocable transfer to a custodian for the benefit of the minor pursuant to Section 3909.

(b) If a person having the right to do so under Section 3903 has nominated a custodian under that section to receive the custodial property, the transfer shall be made to that person.

(c) If no custodian has been nominated under Section 3903, or all persons so nominated as custodian die before the transfer or are unable, decline, or are ineligible to serve, a transfer under this section may be made to an adult member of the minor's family or to a trust company unless the property exceeds ten thousand dollars ($10,000) in value.

§ 3908. Receipt for custodial property
A written acknowledgment of delivery by a custodian constitutes a sufficient receipt and discharge for custodial property transferred to the custodian pursuant to this part.

§ 3909. Methods of creation and transfer of custodial property
(a) Custodial property is created and a transfer is made whenever any of the following occurs:

(1) An uncertificated security or a certificated security in registered form is either:

(A) Registered in the name of the transferor, an adult other than the transferor, or a trust company, followed in substance by the words:

"as custodian for ___________ (Name of Minor) under the California Uniform Transfers to Minors Act."

(B) Delivered if in certificated form, or any document necessary for the transfer of an uncertificated security is delivered, together with any necessary endorsement to an adult other than the transferor or to a trust company as custodian, accompanied by an instrument in substantially the form set forth in subdivision (b).

(2) Money is paid or delivered, or a security held in the name of a broker, financial institution, or its nominee is transferred, to a broker or financial institution for credit to an account in the name of the transferor, an adult other than the transferor, or a trust company, followed in substance by the words:

"as custodian for ___________ (Name of Minor) under the California Uniform Transfers to Minors Act."

(3) The ownership of a life or endowment insurance policy or annuity contract is either:

(A) Registered with the issuer in the name of the transferor, an adult other than the transferor, or a trust company, followed in substance by the words:

"as custodian for ___________ (Name of Minor) under the California Uniform Transfers to Minors Act."

(B) Assigned in a writing delivered to an adult other than the transferor or to a trust company whose name in the assignment is followed in substance by the words:

"as custodian for __________ (Name of Minor) under the California Uniform Transfers to Minors Act."

(4) An irrevocable exercise of a power of appointment or an irrevocable present right to future payment under a contract is the subject of a written notification delivered to the payor, issuer, or other obligor that the right is transferred to the transferor, an adult other than the transferor, or a trust company, whose name in the notification is followed in substance by the words:

"as custodian for __________ (Name of Minor) under the California Uniform Transfers to Minors Act."

(5) An interest in real property is recorded in the name of the transferor, an adult other than the transferor, or a trust company, followed in substance by the words:

"as custodian for __________ (Name of Minor) under the California Uniform Transfers to Minors Act."

(6) A certificate of title issued by a department or agency of a state or of the United States which evidences title to tangible personal property is either:

(A) Issued in the name of the transferor, an adult other than the transferor, or a trust company, followed in substance by the words:

"as custodian for __________ (Name of Minor) under the California Uniform Transfers to Minors Act."

(B) Delivered to an adult other than the transferor or to a trust company, endorsed to that person followed in substance by the words:

"as custodian for __________ (Name of Minor) under the California Uniform Transfers to Minors Act."

(7) An interest in any property not described in paragraphs (1) through (6) is transferred to an adult other than the transferor or to a trust company by a written instrument in substantially the form set forth in subdivision (b).

(b) An instrument in the following form satisfies the requirements of subparagraph (B) of paragraph (1) and paragraph (7) of subdivision (a):

- "TRANSFER UNDER THE CALIFORNIA UNIFORMTRANSFERS TO MINORS ACT

(c) A transferor shall place the custodian in control of the custodial property as soon as practicable.

§ 3910. Single custodianship
A transfer may be made only for one minor, and only one person may be the custodian. All custodial property held under this part by the same custodian for the benefit of the same minor constitutes a single custodianship.

§ 3911. Validity and effect of transfer
(a) The validity of a transfer made in a manner prescribed in this part is not affected by any of the following:

(1) Failure of the transferor to comply with subdivision (c) of Section 3909.

(2) Designation of an ineligible custodian, except designation of the transferor in

the case of property for which the transferor is ineligible to serve as custodian under subdivision (a) of Section 3909.

(3) Death or incapacity of a person nominated under Section 3903 or designated under Section 3909 as custodian, or the disclaimer of the office by that person.

(b) A transfer made pursuant to Section 3909 is irrevocable, and the custodial property is indefeasibly vested in the minor, but the custodian has all the rights, powers, duties, and authority provided in this part, and neither the minor nor the minor's legal representative has any right, power, duty, or authority with respect to the custodial property except as provided in this part.

(c) By making a transfer, the transferor incorporates in the disposition all the provisions of this part and grants to the custodian, and to any third person dealing with a person designated as custodian, the respective powers, rights, and immunities provided in this part.

(d) A person is not precluded from being a custodian for a minor under this part with respect to some property because the person is a conservator of the minor with respect to other property.

(e) A person who is the conservator of the minor is not precluded from being a custodian for a minor under this part because the custodial property has or will be transferred to the custodian from the guardianship estate of the minor. In such case, for the purposes of Section 3909, the custodian shall be deemed to be "an adult other than the transferor."

(f) In the cases described in subdivisions (d) and (e), with respect to the property transferred to the custodian, this part applies to the extent it would apply if the person to whom the custodial property is transferred were not and had not been a conservator of the minor.

§ 3912. Care of custodial property
(a) A custodian shall do all of the following:

(1) Take control of custodial property.

(2) Register or record title to custodial property if appropriate.

(3) Collect, hold, manage, invest, and reinvest custodial property.

(b) In dealing with custodial property, a custodian shall observe the standard of care that would be observed by a prudent person dealing with property of another and is not limited by any other statute restricting investments by fiduciaries except that:

(1) If a custodian is not compensated for his or her services, the custodian is not liable for losses to custodial property unless they result from the custodian's bad faith, intentional wrongdoing, or gross negligence, or from the custodian's failure to maintain the standard of prudence in investing the custodial property provided in this section.

(2) A custodian, in the custodian's discretion and without liability to the minor or the minor's estate, may retain any custodial property received from a transferor.

(c) A custodian may invest in or pay premiums on life insurance or endowment policies on (1) the life of the minor only if the minor or the minor's estate is the sole beneficiary or (2) the life of another person in whom the minor has an insurable interest only to the extent that the minor, the minor's estate, or the custodian in the capacity of custodian, is the irrevocable beneficiary.

(d) A custodian at all times shall keep custodial property separate and distinct from all other property in a manner sufficient to identify it clearly as custodial property of the minor. Custodial property consisting of an undivided interest is so identified if the minor's interest is held as a tenant in common and is fixed. Custodial property subject to recordation is so identified if it is recorded, and custodial property subject to registration is so identified if it is either registered, or held in an account designated, in the name of the custodian, followed in substance by the words:

as a custodian for _____ (Name of Minor) under the California Uniform Transfers to Minors Act."

(e) A custodian shall keep records of all transactions with respect to custodial property, including information necessary for the preparation of the minor's tax returns, and shall make them available for inspection at reasonable intervals by a parent or legal representative of the minor or by the minor if the minor has attained the age of 14 years.

§ 3913. Powers of custodian

(a) A custodian, acting in a custodial capacity, has all the rights, powers, and authority over custodial property that unmarried adult owners have over their own property, but a custodian may exercise those rights, powers, and authority in that capacity only.

(b) This section does not relieve a custodian from liability for breach of Section 3912.

§ 3914. Use of custodial property

(a) A custodian may deliver or pay to the minor or expend for the minor's benefit as much of the custodial property as the custodian considers advisable for the use and benefit of the minor, without court order and without regard to (1) the duty or ability of the custodian personally, or of any other person, to support the minor or (2) any other income or property of the minor which may be applicable or available for that purpose.

(b) On petition of an interested person or the minor if the minor has attained the age of 14 years, the court may order the custodian to deliver or pay to the minor or expend for the minor's benefit so much of the custodial property as the court considers advisable for the use and benefit of the minor.

(c) A delivery, payment, or expenditure under this section is in addition to, not in substitution for, and does not affect, any obligation of a person to support the minor.

(d) In lieu of the powers and duties described in subdivision (a), a transferor who is also the custodian may elect to govern his or her custodial powers and duties under this subdivision. If such election is made, the custodian shall not pay over to the minor for expenditure by the minor, and shall not expend for the minor's use or benefit, any part of the custodial property for any purpose prior to the time specified in Section 3920, except by order of the court upon a showing that the expenditure is necessary for the support, maintenance, or education of the minor. When the powers and duties of the custodian are governed by this subdivision, the transferor-custodian shall file with the clerk of the court a declaration in substantially the following form:

Declaration Under the California Uniform Transfers to Minors Act

I, ____________(Name of Transferor-Custodian) as custodian for _______________ (Name of Minor) under the California Uniform Transfers to Minors Act, hereby irrevocably elect to be governed under subdivision (d) of Section 3914 of the Probate Code in my custodial capacity over the following described property__________

____

____

(Description of Custodial Property)

I declare under penalty of perjury that the foregoing is true and correct.
Dated ______________, 20___

____
Signature of Tranferor-Custodian

§ 3915. Custodian's expenses, compensation, and bond
(a) A custodian is entitled to reimbursement from custodial property for reasonable expenses incurred in the performance of the custodian's duties.

(b) Except for one who is a transferor under Section 3904, a custodian has a noncumulative election during each calendar year to charge reasonable compensation for services performed during that year.

(c) Except as provided in subdivision (f) of Section 3918, a custodian need not give a bond.

§ 3916. Protection of third person from liability
A third person in good faith and without court order may act on the instructions of, or otherwise deal with, any person purporting to make a transfer or purporting to act in the capacity of a custodian and, in the absence of knowledge, is not responsible for determining any of the following:

(a) The validity of the purported custodian's designation.

(b) The propriety of, or the authority under this part for, any act of the purported custodian.

(c) The validity or propriety under this part of any instrument or instructions executed or given either by the person purporting to make a transfer or by the purported custodian.

(d) The propriety of the application of any property of the minor delivered to the purported custodian.

§ 3917. Liability to third persons
(a) A claim based on (1) a contract entered into by a custodian acting in a custodial capacity, (2) an obligation arising from the ownership or control of custodial property, or (3) a tort committed during the custodianship, may be asserted against the custodial property by proceeding against the custodian in the custodial capacity, whether or not the custodian or the minor is personally liable therefor.

(b) A custodian is not personally liable for either of the following:

(1) On a contract properly entered into in the custodial capacity unless the custodian fails to reveal that capacity and to identify the custodianship in the contract.

(2) For an obligation arising from control of custodial property or for a tort committed during the custodianship unless the custodian is personally at fault.

(c) A minor is not personally liable for an obligation arising from ownership of custodial property or for a tort committed during the custodianship unless the minor is personally at fault.

§ 3918. Renunciation, resignation, death, or removal of custodian; Designation of successor custodian

(a) A person nominated under Section 3903 or designated under Section 3909 as custodian may decline to serve by delivering a valid disclaimer under Part 8 (commencing with Section 260) of Division 2 to the person who made the nomination or to the transferor or the transferor's legal representative. If the event giving rise to a transfer has not occurred and no substitute custodian able, willing, and eligible to serve was nominated under Section 3903, the person who made the nomination may nominate a substitute custodian under Section 3903; otherwise the transferor or the transferor's legal representative shall designate a substitute custodian at the time of the transfer, in either case from among the persons eligible to serve as custodian for that kind of property under subdivision (a) of Section 3909. The custodian so designated has the rights of a successor custodian.

(b) A custodian at any time may designate a trust company or an adult other than a transferor under Section 3904 as successor custodian by executing and dating an instrument of designation before a subscribing witness other than the successor. If the instrument of designation does not contain or is not accompanied by the resignation of the custodian, the designation of the successor does not take effect until the custodian resigns, dies, becomes incapacitated, or is removed. The transferor may designate one or more persons as successor custodians to serve, in the designated order of priority, in case the custodian originally designated or a prior successor custodian is unable, declines, or is ineligible to serve or resigns, dies, becomes incapacitated, or is removed. The designation either (1) shall be made in the same transaction and by the same document by which the transfer is made or (2) shall be made by executing and dating a separate instrument of designation before a subscribing witness other than a successor as a part of the same transaction and contemporaneously with the execution of the document by which the transfer is made. The designation is made by setting forth the successor custodian's name, followed in substance by the words: "is designated [first, second, etc., where applicable] successor custodian." A successor custodian designated by the transferor may be a trust company or an adult other than a transferor under Section 3904. A successor custodian effectively designated by the transferor has priority over a successor custodian designated by a custodian.

(c) A custodian may resign at any time by delivering written notice to the minor if the minor has attained the age of 14 years and to the successor custodian and by delivering the custodial property to the successor custodian.

(d) If the transferor has not effectively designated a successor custodian, and a custodian is ineligible, dies, or becomes incapacitated without having effectively designated a successor and the minor has attained the age of 14 years, the minor may designate as successor custodian, in the manner prescribed in subdivision (b), an adult member of the minor's family, a conservator of the minor, or a trust company. If the minor has not attained the age of 14 years or fails to act within 60 days after the ineligibility, death, or incapacity, the conservator of the minor becomes successor custodian. If the minor has no conservator or the conservator declines to act, the transferor, the legal representative of the transferor or of the custodian, an adult member of the minor's family, or any other interested person may petition the court to designate a successor custodian.

(e) A custodian who declines to serve under subdivision (a) or resigns under subdivision (c), or the legal representative of a deceased or incapacitated custodian, as soon as practicable, shall put the custodial property and records in the possession and control of the successor custodian. The successor custodian by action may enforce the obligation to deliver custodial property and records and becomes responsible for each item as received.

(f) A transferor, the legal representative of a transferor, an adult member of the minor's family, a guardian of the person of the minor, the conservator of the minor, or the minor if the minor has attained the age of 14 years, may petition the court to remove the custodian for cause and to designate a successor custodian other than a transferor under Section 3904 or to require the custodian to give appropriate bond.

(g) At least 15 days before the hearing on a petition under subdivision (d) or (f), the petitioner shall serve notice by mail or personal delivery on each of the following persons:

(1) The minor.

(2) The parent or parents of the minor.

(3) The transferor.

(h) Upon consideration of the petition under subdivision (d) or (f), the court may grant the relief that the court finds to be in the best interests of the minor.

§ 3919. Accounting; Determination of liability of custodian

(a) A minor who has attained the age of 14 years, the minor's guardian of the person or legal representative, an adult member of the minor's family, a transferor, or a transferor's legal representative may petition the court for any of the following:

(1) An accounting by the custodian or the custodian's legal representative.

(2) A determination of responsibility, as between the custodial property and the custodian personally, for claims against the custodial property unless the responsibility has been adjudicated in an action under Section 3917 to which the minor or the minor's legal representative was a party.

(b) A successor custodian may petition the court for an accounting by the predecessor custodian.

(c) The court, in a proceeding under this part or in any other proceeding, may require or permit the custodian or the custodian's legal representative to account.

(d) If a custodian is removed under subdivision (f) of Section 3918, the court shall require an accounting and order delivery of the custodial property and records to the successor custodian and the execution of all instruments required for transfer of the custodial property.

(e) The right to petition for an accounting shall continue for one year after the filing of a final accounting by the custodian or the custodian's legal representative and delivery of the custodial property to the minor or the minor's estate.

§ 3920. Termination of custodianship
The custodian shall transfer in an appropriate manner the custodial property to the minor or to the minor's estate upon the earlier of the following:

(a) The minor's attainment of 18 years of age unless the time of transfer of the custodial property to the minor is delayed under Section 3920.5 to a time after the time the minor attains the age of 18 years.

(b) The time specified in the transfer pursuant to Section 3909 if the time of transfer of the custodial property to the minor is delayed under Section 3920.5 to a time after the time the minor attains the age of 18 years.

(c) The minor's death.

§ 3920.5. Delayed time for transfer to minor; Procedure
(a) Subject to the requirements and limitations of this section, the time for transfer to the minor of custodial property transferred under or pursuant to Section 3903, 3904, 3905, or 3906, may be delayed until a specified time after the time the minor attains the age of 18 years, which time shall be specified in the transfer pursuant to Section 3909.

(b) To specify a delayed time for transfer to the minor of the custodial property, the words:

> "as custodian for ____________________(Name of Minor) ______________________________ (Age for Delivery of Property to Minor) under the California Uniform Transfers to Minors Act" shall be substituted in substance for the the words "as custodian for____________________(Name of Minor) under the California Uniform Transfers to Minors Act" in making the transfer pursuant to Section 3909.

(c) The time for transfer to the minor of custodial property transferred under or pursuant to Section 3903 or 3905 may be delayed under this section only if the governing will or trust or nomination provides in substance that the custodianship is to continue until the time the minor attains a specified age, which time may not be later than the time the minor attains 25 years of age, and in that case the governing will or trust or nomination shall determine the time to be specified in the transfer pursuant to Section 3909.

(d) The time for transfer to the minor of custodial property transferred by the irrevocable exercise of a power of appointment under Section 3904 may be delayed under this section only if the transfer pursuant to Section 3909 provides in substance that the custodianship is to continue until the time the minor attains a specified age, which time may not be later than the time the minor attains 25 years of age.

(e) The time for transfer to the minor of custodial property transferred by irrevocable gift under Section 3904 may be delayed under this section only if the transfer pursuant to Section 3909 provides in substance that the custodianship is to continue until the time the minor attains a specified age, which time may not be later than the time the minor attains 21 years of age.

(f) The time for transfer to the minor of custodial property transferred by a trustee under Section 3906 may be delayed under this section only if the transfer pursuant to Section 3909 provides that the custodianship is to continue until a specified time not later than the time the minor attains 25 years of age or the time of termination of all present beneficial interests of the minor in the trust from which the custodial property was transferred, whichever is to occur first.

(g) If the transfer pursuant to Section 3909 does not specify any age, the time for the transfer of the custodial property to the minor under Section 3920 is the time when the minor attains 18 years of age.

(h) If the transfer pursuant to Section 3909 provides in substance that the duration of the custodianship is for a time longer than the maximum time permitted by this section for the duration of a custodianship created by that type of transfer, the custodianship shall be deemed to continue only until the time the minor attains the maximum age permitted by this section for the duration of a custodianship created by that type of transfer.

§ 3921. Venue
Subject to the power of the court to transfer actions and proceedings as provided in the Code of Civil Procedure, a petition filed under this part shall be heard and proceedings thereon held in the superior court in the proper county, which shall be determined as follows:

(a) If the minor resides in this state, in either of the following counties:

(1) Where the minor resides.

(2) Where the custodian resides.

(b) If the minor does not reside within this state, in any of the following counties:

(1) Where the transferor resides.

(2) Where the custodian resides.

(3) Where the estate of a deceased or legally incapacitated custodian is being administered.

(4) Where a parent of the minor resides.

(c) If neither the minor, nor the transferor, nor any parent resides within this state, and no estate of a deceased or legally incapacitated custodian is being administered within this state, in any county.

§ 3922. Transfers subject to part
This part applies to a transfer within the scope of Section 3902 made on or after January 1, 1985, if either of the following requirements is satisfied:

(a) The transfer purports to have been made under the California Uniform Gifts to Minors Act.

(b) The instrument by which the transfer purports to have been made uses in substance the designation "as custodian under the Uniform Gifts to Minors Act" or "as custodian under the Uniform Transfers to Minors Act" of any other state, and the application of this part is necessary to validate the transfer.

§ 3923. Transfers made before January 1, 1985
(a) As used in this section, "California Uniform Gifts to Minors Act" means former Article 4 (commencing with Section 1154) of Chapter 3 of Title 4 of Part 4 of Division 2 of the Civil Code.

(b) Any transfer of custodial property, as now defined in this part, made before January 1, 1985, is validated, notwithstanding that there was no specific authority in the California Uniform Gifts to Minors Act for the coverage of custodial property of that kind or for a transfer from that source at the time the transfer was made.

(c) This part applies to all transfers made before January 1, 1985, in a manner and form prescribed in the California Uniform Gifts to Minors Act, except insofar as the application impairs constitutionally vested rights.

(d) To the extent that this part, by virtue of subdivision (c), does not apply to transfers made in a manner prescribed in the California Uniform Gifts to Minors Act or to the powers, duties, and immunities conferred by transfers in that manner upon custodians and persons dealing with custodians, the repeal of the California Uniform Gifts to Minors Act does not affect those transfers or those powers, duties, and immunities.

§ 3924. [No section of this number.]

§ 3925. Method of transfer provided by part not exclusive
This part shall not be construed as providing an exclusive method for making gifts or other transfers to minors.

Branscom, Denise

From: CFLETTERS
Sent: Friday, March 02, 2007 12:42 PM
To: [redacted]
Cc: [redacted]
Subject: FW: Verizon Reconsideration Request Re Chris Rossi Proposal

Importance: High

Attachments: VZ Rossi No Action Reconsideration Request.PDF

VZ Rossi No Action Reconsidera...

-----Original Message-----
From: mary.l.weber@verizon.com [mailto:mary.l.weber@verizon.com]
Sent: Friday, March 02, 2007 12:41 PM
To: CFLETTERS
Cc: olmsted7p@earthlink.net
Subject: Verizon Reconsideration Request Re Chris Rossi Proposal
Importance: High

Dear Sir/Madam:

Verizon respectfully requests that the Staff reconsider its disposition of Verizon's no action request with respect to the shareholder proposal submitted by Chris Rossi. Attached is a PDF copy of Verizon's request for reconsideration. Your office will receive six paper copies of this letter on Monday, March 5, 2007. Paper copies are also being sent to the proponent and his representative, Mr. John Chevedden.

We would very much appreciate a response from the Staff on this request for reconsideration as soon as practicable so that Verizon can meet its printing and mailing schedule for the 2007 proxy materials. The 2007 proxy materials are scheduled to be finalized for printing by the close of business on March 8, 2007. Please note that the Staff no action letter which is the subject of this request was dated February 26, 2007 and was first made available in the public reference room yesterday, March 1, 2007.

If you have any difficulties opening this attachment please do not hesitate to contact me at (908) 559-5636.

Regards,
Mary Louise Weber
(See attached file: VZ Rossi No Action Reconsideration Request.PDF)

Mary Louise Weber
Assistant General Counsel
Verizon
VC54S440

Basking Ridge, NJ 07920
(908) 559-5636
(908) 696-2068 (Fax)

[redacted]

From: CFLETTERS
Sent: Wednesday, March 07, 2007 8:23 AM
To: [redacted]
Cc: [redacted]
Subject: FW: Verizon Communications Inc. (VZ) # 5 Shareholder Position on Company No-Action Request (Chris Rossi)

-----Original Message-----
From: olmsted [mailto:olmsted7p@earthlink.net]
Sent: Wednesday, March 07, 2007 12:00 AM
To: CFLETTERS
Subject: Verizon Communications Inc. (VZ) # 5 Shareholder Position on Company No-Action Request (Chris Rossi)

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

March 6, 2007

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Verizon Communications Inc. (VZ)
5 Shareholder Position on Company No-Action Request Rule 14a-8 Proposal: Poison Pill Chris Rossi

Ladies and Gentlemen:

The company March 2, 2007 Request for Reconsideration claims that Mr. Chris Rossi was a beneficial owner in 2006 at the same time that he was a custodian. The company provides no rule 14a-8 precedent where a custodian was considered a beneficial owner.

According to other text in the company March 2, 2007 Request, it seems that the company is describing Mr. Rossi as a limited, partial or co-beneficial owner and consequently not a full beneficial owner something that the company should explain further. Perhaps the company considers Mr. Rossi and Ms. Rossi as sharing beneficial ownership at the time of the custodianship.
Based on the lack of any prior example of a limited or shared beneficial ownership category under rule 14a-8, the company appears be presenting a work-in-progress theory of custodianship at the last minute.

For the above reasons, and the reasons in the four preceding letters, it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal since the company had the first letter.

Sincerely,

John Chevedden

cc:
Chris Rossi
Mary Louise Weber

END